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                             September 23, 2021

       Stephen C. Smith
       Chief Executive Officer
       Seaport Global Acquisition Corp
       360 Madison Avenue, 20 th Floor
       New York, NY 10017

                                                        Re: Seaport Global
Acquisition Corp
                                                            Amendment No. 2 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed September 15,
2021
                                                            File No. 001-39741

       Dear Mr. Smith:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A Filed September 15, 2021

       Interests of Redbox Directors and Executive Officers in Business Combination, page 207

   1. Your disclosures on page 207 indicate that Redwood's named executive officers and directors have been
granted RSUs and PSUs. Also, the disclosure in Note 10 to Redwood
                                                        Intermediate LLC's
audited financial statements and Note 9 to its interim financial statements also
indicates that this entity had potentially dilutive securities outstanding during all periods
presented. Please revise the notes to Redwood Intermediate LLC's interim and audited
financial statements to include the disclosures required by ASC 718-
                                                        10-50, as applicable,
with respect to stock-based compensation grants. Alternatively, please explain why you
do not believe these disclosures are required.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Stephen C. Smith
Seaport Global Acquisition Corp
September 23, 2021
Page 2

       You may contact Robert Shapiro at (202) 551-3273 or Linda Cvrkel at
(202) 551-3813 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any other questions.



                                                          Sincerely,
FirstName LastNameStephen C. Smith
                                                          Division of
Corporation Finance
Comapany NameSeaport Global Acquisition Corp
                                                          Office of Trade &
Services
September 23, 2021 Page 2
cc:       Frank Lopez
FirstName LastName